Daniel L. Jablonsky Senior Vice President, Secretary and General Counsel 1601 Dry Creek Drive, Suite 260, Longmont, CO 80503
Phone:	(303) 684-4000
Fax:	(303) 684-4340
E-mail:	djablonsky@digitalglobe.com

October 25, 2012

VIA EDGAR AND HAND DELIVERY

Celeste M. Murphy, Esq.

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DigitalGlobe, Inc.
Registration Statement on Form S-4 (File No. 333-183646)
Acceleration Request

Dear Ms. Murphy:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, DigitalGlobe, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement, to noon Eastern Time, on October 30, 2012 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone call to its counsel Nancy A. Lieberman at (212) 735-2050, followed by written confirmation to the addresses listed on the cover page of the Registration Statement on Form S-4.

Sincerely,

/s/ Daniel L. Jablonsky

Daniel L. Jablonsky, Esq.
DigitalGlobe, Inc.
Senior Vice President, Secretary and
General Counsel

Cc:	Nancy A. Lieberman, Esq. (via Email)

Skadden, Arps, Slate, Meagher & Flom LLP

William O’Neill, Esq. (via Email)

Latham & Watkins LLP

David Feirstein, Esq. (via Email)

Kirkland & Ellis LLP